Exhibit 3.37

State of Delaware
Secretary of state
Division or Corporations
Delivered 06:25 PM 10/24/2012
FILED 06:25 PM 10/24/2012
SRV 121163752 - 5232667 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC EG Grove, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective dale of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 24th day of October, 2012.

By:	/s/ James F. Mosier
Authorized Person (s)
Name:	James F. Mosier